The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective and we have delivered a final prospectus supplement. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                             DATED AUGUST 12, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 6, 1998)
                                  $150,000,000

                                                                       [GRAPHIC]
                       ERP OPERATING LIMITED PARTNERSHIP

                   REMARKETED RESET NOTES DUE AUGUST   , 2003
                               ------------------

    ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"), is offering (the "Offering") $150,000,000 aggregate
principal amount of Remarketed Reset Notes due August   , 2003 (the "Notes").

    During the period from and including August   , 1998 to but excluding August
  , 1999 (the "Initial Spread Period"), the interest rate on the Notes will be reset quarterly, and will equal LIBOR plus the applicable Spread. The Spread
during the Initial Spread Period is    %. After the Initial Spread Period, the
character and duration of the interest rate on the Notes will be agreed to by the Operating Partnership and the Remarketing Underwriter on each applicable Duration/Mode Determination Date and the Spread will be agreed to by the Operating Partnership and the Remarketing Underwriter on the corresponding Spread Determination Date. Interest on the Notes during each Subsequent Spread Period shall be payable, as applicable, either (i) at a floating interest rate (such Notes being in the "Floating Rate Mode," and such interest being a "Floating Rate"), or (ii) at a fixed interest rate (such Notes being in the "Fixed Rate Mode," and such interest rate being a "Fixed Rate"), in each case as determined by the Operating Partnership and the Remarketing Underwriter in accordance with a Remarketing Agreement between the Operating Partnership and the Remarketing Underwriter (the "Remarketing Agreement"). Capitalized terms used but not defined on this cover page shall have the meanings ascribed to them under "Description of the Notes" contained herein.

    After the Initial Spread Period, the Spread applicable to each Subsequent Spread Period will be determined on each subsequent Spread Determination Date that immediately precedes the beginning of the corresponding Subsequent Spread Period, pursuant to agreement between the Operating Partnership and the Remarketing Underwriter (except as otherwise provided below), and the interest rate mode used for each Subsequent Spread Period may be a Floating Rate Mode or a Fixed Rate Mode, at the discretion of the Operating Partnership and the Remarketing Underwriter. If the Operating Partnership and the Remarketing Underwriter are unable to agree on the Spread, (1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period will be the Alternate Spread and (4) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least five

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------
    NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
           PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSECTUS.
                 ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    The Notes will be sold to the public at varying prices to be determined by the Underwriters at the time of each sale. The net proceeds to the Operating Partnership, before deducting expenses payable by the Operating Partnership
(estimated to be approximately $       ), will be    % of the principal amount
of the Notes sold and the aggregate net proceeds will be $       . For further
information with respect to the plan of distribution and any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see "Underwriting."

    The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by it, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC in New York, New York on
or about August   , 1998.
                            ------------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                                ----------------

           The date of this Prospectus Supplement is August   , 1998.

Business Days' notice given by no later than the fifth Business Day after the relevant Spread Determination Date, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that the Notes may not be redeemed prior to the Tender Date, or later than the last day of such one-year Subsequent Spread Period. During the Initial Spread Period, interest on the Notes will be payable quarterly in arrears on
November    , 1998, February    , 1999, May    , 1999 and August    , 1999 (or,
if not a Business Day, on the next succeeding Business Day, except as described herein). After the Initial Spread Period, (i) if the Notes are in the Floating Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, quarterly in arrears on each
February    , May    , August    and November    during the applicable
Subsequent Spread Period, or (ii) if the Notes are in the Fixed Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, semiannually in arrears on each
February    and August    during the applicable Subsequent Spread Period.
"Interest Payment Dates" as used herein shall mean any date interest is paid on the Notes. See "Description of the Notes."

    The Notes are not redeemable prior to August   , 1999. Thereafter, the Notes
may be redeemable, at the option of the Operating Partnership, on such date, on each Commencement Date and on those Interest Payment Dates that are specified as redemption dates by the Operating Partnership on the applicable Duration/Mode Determination Date, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the tenth Business Day prior to the redemption date, in accordance with the redemption type selected on the Duration/Mode Determination Date. Unless previously redeemed, the Notes will
mature on August   , 2003. See "Description of the Notes--Redemption of the
Notes."

    The Notes will be represented by a single Global Note registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interest in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued.

    If the Operating Partnership and the Remarketing Underwriter agree on the Spread with respect to any Subsequent Spread Period, each Note may be tendered to the Remarketing Underwriter for purchase from the tendering holder of Notes at 100% of its principal amount and for remarketing by the Remarketing Underwriter on the date immediately following the end of each Subsequent Spread Period (the "Tender Date"). In the case of the Initial Spread Period, the Notes
may be tendered on August   , 1999. Notice of a beneficial owner's election to
tender to the Remarketing Underwriter must be received by the Remarketing Underwriter during the period beginning at 3:00 p.m., New York City time, on the relevant Spread Determination Date and ending at 12:00 noon, New York City time, on the second Business Day following the relevant Spread Determination Date. The obligation of the Remarketing Underwriter to purchase tendered Notes from the tendering holders of Notes will be subject to certain conditions and termination events customary in the Operating Partnership's public offerings. If the Remarketing Underwriter does not purchase all tendered Notes on the relevant Tender Date, (1) all Tender Notices relating thereto will be null and void, (2) none of the Notes for which such Tender Notices shall have been given will be purchased by the Remarketing Underwriter on such Tender Date, (3) the Subsequent Spread Period will be one year, which Subsequent Spread Period shall be deemed to have commenced upon the applicable Commencement Date, (4) the Notes will be reset to the Floating Rate Mode, (5) the Spread for such Subsequent Spread Period will be the Alternate Spread and (6) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least ten Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date, on the date set forth in such notice, which shall be not later than the last day of such Subsequent Spread Period, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date. No beneficial owner of any Note shall have any rights or claims against the Operating Partnership or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except that such beneficial owner shall have the right to receive the Alternate Spread on such Notes from the Operating Partnership. See "Description of Notes--Tender at Option of Beneficial Owners."

    THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    THE OFFERING

     FOR A MORE COMPLETE DESCRIPTION OF THE NOTES SPECIFIED IN THE FOLLOWING SUMMARY, INCLUDING DEFINITIONS OF CAPITALIZED TERMS NOT OTHERWISE FOUND THEREIN, SEE "DESCRIPTION OF THE NOTES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

Securities Offered..........  $150,000,000 aggregate principal amount of
                              Remarketed Reset Notes due August    , 2003.

Maturity ...................  The Notes will mature on August    , 2003, unless
                              previously redeemed.

Interest Payment Due .......  During the Initial Spread Period, interest on the
                              Notes will be payable quarterly in arrears on
                              November    , 1998, February    , 1999, May    ,
                              1999 and August   , 1999.  During the Initial
                              Spread Period, the interest rate on the Notes will
                              be reset quarterly.  After the Initial Spread
                              Period, interest on the Notes will be payable in
                              arrears (i) on each February    ,  May    , August
                                 , and November   ,       during the Subsequent
                              Spread Period in the case of Notes in the Floating
                              Rate Mode or (ii) on each February    and August
                              during the Subsequent Spread Period in the case of
                              Notes in the Fixed Rate Mode, in either case
                              unless otherwise specified by the Operating
                              Partnership and the Remarketing Underwriter on the
                              applicable Duration/Mode Determination Date in
                              connection with the establishment of each
                              Subsequent Spread Period.  See "Description of the
                              Notes."

Ranking ....................  The Notes will rank equally with each other and with all other unsecured and unsubordinated
                              obligations of the Operating Partnership and the
                              Notes will be effectively subordinated to the
                              prior claims of any secured indebtedness of the
                              Operating Partnership to the extent of the value
                              of the Property securing such indebtedness.

Redemption ...............    The Notes may not be redeemed by the Operating
                              Partnership prior to August   , 1999.  On that
                              date, on each Commencement Date and on those
                              Interest Payment Dates specified as redemption
                              dates by the Operating Partnership on each
                              Duration/Mode Determination Date, the Notes may be
                              redeemed at the option of the Operating
                              Partnership, as described herein.  The Notes may
                              also be redeemed at the option of the Operating
                              Partnership under certain circumstances, as
                              described herein.  See "Description of the Notes -
                              Tender at Option of Beneficial Owners" and
                              "--Redemption of the Notes."

Form ......................   The Notes will be issued and maintained in
                              book-entry form registered in the name of the
                              nominee of DTC, except under the limited
                              circumstances described herein.  See "Description
                              of the Notes - Tender at Option of Beneficial
                              Owners" and "--Book-Entry System."

Use of Proceeds ...........   The net proceeds to the Operating Partnership from
                              the Offering (approximately $    million) will be
                              used to pay down existing indebtedness under its
                              $500 million unsecured line of credit (the "Line
                              of Credit").

Limitations on Incurrence of
     Debt..................   For a description of certain covenants applicable
                              to the Notes, see "Description of Debt
                              Securities--Certain Covenants" and "--Additional
                              Covenants and/or Modifications to the Covenants
                              Described Above" in the accompanying Prospectus.

                                       S-3

     THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. AS USED HEREIN, THE "OPERATING PARTNERSHIP" SHALL BE DEEMED TO MEAN THE OPERATING PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY IT ON A CONSOLIDATED BASIS, UNLESS THE CONTEXT INDICATES OTHERWISE. AS USED HEREIN, THE TERM "COMPANY" INCLUDES EQUITY RESIDENTIAL PROPERTIES TRUST ("EQR") AND THOSE ENTITIES OWNED OR CONTROLLED BY IT ON A CONSOLIDATED BASIS (THE "SUBSIDIARIES"), AS THE SURVIVOR OF THE MERGERS BETWEEN EQR AND EACH OF WELLSFORD RESIDENTIAL PROPERTY TRUST ("WELLSFORD") AND EVANS WITHYCOMBE RESIDENTIAL, INC. ("EWR") AND EACH OF EQR, WELLSFORD AND EWR AS PREDECESSORS TO THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

                             THE OPERATING PARTNERSHIP

     The Notes offered hereby are being issued by the Operating Partnership which is managed by its general partner, Equity Residential Properties Trust (the "Company"). The Company, one of the largest publicly traded real estate investment trusts ("REITs") (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed
equity REIT.   EQR was organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax-free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax-free merger of EQR and EWR. The Company's senior executives average over 24 years of experience in the multifamily property business.

     All of the Company's interests in multifamily properties are held or controlled directly or indirectly by, and substantially all of its operations relating to multifamily properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and, as of August 4, 1998, owned approximately 88% of the Operating Partnership's outstanding partnership interests.

     The Operating Partnership is the largest owner of multifamily properties in the United States (based on the number of apartment units owned and total revenues earned). As of August 4, 1998, the Operating Partnership owned or had interests in a portfolio of 568 multifamily properties (individually a "Property" and collectively the "Properties") containing 158,711 apartment units and managed 9,295 additional units owned by affiliated entities. Since the EQR IPO, at which time the Operating Partnership owned 69 Properties, and through August 4, 1998, the Operating Partnership has acquired, directly or indirectly, interests in an additional 523 Properties containing 143,469 units for a total purchase price of approximately $8.2 billion, including the assumption of approximately $2.4 billion of mortgage indebtedness and unsecured notes. Since the EQR IPO and through August 4, 1998, the Operating Partnership has disposed of 24 of its properties and a portion of one of its Properties containing an aggregate of 6,483 units and a vacant land parcel for a total sales price of approximately $191.7 million and the release of mortgage indebtedness in the amount of approximately $27.5 million. The Operating Partnership's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consisted solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. As of August 4, 1998, the Properties had an average occupancy rate of approximately 96%. The Properties are located throughout the United States in the following 35 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

     The Operating Partnership's executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Operating Partnership has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Tukwila and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

                                RECENT DEVELOPMENTS

MERGER ACTIVITY

     On July 8, 1998, EQR entered into an Agreement and Plan of Merger regarding the planned acquisition of the multifamily property business of Merry Land & Investment Company, Inc. ("Merry Land"), a Georgia corporation, through the tax free merger of EQR and Merry Land (the "Merger"). The transaction is valued at approximately $2.2 billion and includes 118 multifamily properties containing 34,990 units. In the Merger, each outstanding share of common stock of Merry Land will be converted to .53 of a common share of EQR. The Merger is subject to approval of the shareholders of EQR and Merry Land and, therefore, completion of the Merger is conditioned upon such approval and certain other closing conditions. Upon completion of the Merger, it is expected that EQR will contribute the assets of Merry Land to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership.

     Merry Land is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), including Merry Land's Annual Report on Form 10-K for the year ended December 31, 1997. Reports, proxy statements and other information filed by Merry Land can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is: http://www.sec.gov. The shares of common stock of Merry Land are currently listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning Merry Land can be inspected at the offices of NYSE, 20 Broad Street, New York, New York 10005.

ACQUISITIONS

     From January 1, 1998 through August 4, 1998, the Operating Partnership acquired 90 Properties containing an aggregate of 21,063 units at a total purchase price of approximately $1.5 billion (including the assumption of mortgage indebtedness of approximately $410.6 million). The Operating Partnership funded the cash portion of these acquisitions primarily with proceeds from previous securities issuances by the Company, its Line of Credit and working capital. See "Securities Issuances" below.

PROBABLE ACQUISITIONS

     As of August 4, 1998, the Operating Partnership had entered into contracts with unaffiliated sellers to acquire 15 additional properties containing 4,070 units which are located in seven states (collectively, the "Properties Under Contract"). The total combined purchase price for the Properties Under Contract is approximately $252 million, including the assumption of approximately $86.2 million of mortgage indebtedness. There can be no assurance that these 15 Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Operating Partnership anticipates that the acquisition of the Properties Under Contract will be funded with its working capital and/or its Line of Credit. The Operating Partnership believes that the Properties Under Contract can be integrated into its system of management offices without any significant corresponding increase in the costs of operations of such offices.

PENDING ACQUISITIONS

               ADDITIONAL PROPERTIES UNDER CONTRACT

     As of August 4, 1998, the Operating Partnership had entered into contracts with various unaffiliated sellers to acquire two additional properties under contract (the "Additional Properties Under Contract") for a total combined purchase price of approximately $50.5 million, including the assumption of approximately $33.45 million of mortgage indebtedness. These Additional Properties Under Contract contain 806 units and are located in two states. The contracts for the Additional Properties Under Contract contain due diligence contingency provisions that allow the Operating Partnership to conduct extensive investigative procedures of such properties and give the Operating Partnership the option to terminate such contracts with a full refund of earnest money if the Operating Partnership becomes dissatisfied with the Additional Properties Under Contract in any way, in its sole discretion, during such review period. The purchase price for the Additional Properties Under Contract is expected to be funded primarily from the Operating Partnership's Line of Credit and/or working capital. There can be no assurance that the Additional Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

               PROPERTIES UNDER NEGOTIATION

     As of August 4, 1998, the Operating Partnership was also negotiating with various sellers for the acquisition of five additional properties (the "Properties Under Negotiation") containing 928 units for a purchase price of approximately $53.8 million, including the assumption of approximately $17.9 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Operating Partnership was negotiating the significant terms of the purchase contracts for such properties. The Operating Partnership anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Operating Partnership to conduct extensive investigations of such properties and will give the Operating Partnership flexibility to terminate such contracts with a full refund of earnest money if the Operating Partnership becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period.
If the Operating Partnership acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Operating Partnership. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the Operating Partnership's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

DISPOSITIONS

     From January 1, 1998 through August 4, 1998, the Operating Partnership disposed of its interests in six properties containing 1,448 units for an aggregate sales price of approximately $61.9 million, including the release of approximately $7 million of mortgage indebtedness. The net proceeds of these dispositions were or will be used for the acquisition of additional properties.

SECURITIES ISSUANCES

     Since January 1, 1998, the Operating Partnership has raised approximately $306 million pursuant to one public offering of its Debt Securities. Since January 1, 1998, the Company has raised an aggregate of approximately $358 million pursuant to six separate public offerings of EQR's common shares of beneficial interest. In addition, from January 1, 1998, through August 4, 1998, the Company has raised approximately $50.1 million pursuant to its Distribution Reinvestment and Share Purchase Plan.

                                  USE OF PROCEEDS

     The net proceeds to the Operating Partnership from the Offering are
estimated at $                   after the deduction of the underwriting
discount and the estimated expenses payable by the Operating Partnership.
The Operating Partnership intends to use the net proceeds of this offering to pay down existing indebtedness on its Line of Credit, which bears interest at a weighted average rate of 6.05% and matures in November 1999. As of August 4, 1998, $360 million was outstanding under the Line of Credit.

                              BUSINESS AND PROPERTIES

     The Operating Partnership is managed by the Company. The Company is a self-administered and self-managed equity REIT. EQR was established in 1993 to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Operating Partnership has benefited, and expects to benefit, from the following elements:

DIVERSIFIED PORTFOLIO

     As of August 4, 1998, the Operating Partnership owned or had interests in a portfolio of 568 Properties containing 158,711 apartment units located in 35 states. As of such date, the Operating Partnership was the largest owner of multifamily properties in the United States (based on the number of apartment units owned and total revenues earned). The Operating Partnership's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consisted solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than 1.0% of total apartment units. The distribution of the Properties throughout the United States reflects the Operating Partnership's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Operating Partnership has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Operating Partnership has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Tukwila and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

EXPERIENCED MANAGEMENT

     The Company's senior executives average over 24 years of experience in the multifamily property business. The Operating Partnership has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Operating Partnership's legal affairs.

SOPHISTICATED MANAGEMENT INFORMATION SYSTEMS

     The Operating Partnership makes extensive use of management information systems. The Operating Partnership has installed on-site computers at every Property, except for the newly-acquired Properties at which such computers will be installed, that are capable of compiling and forwarding to the Operating Partnership's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are maintained through the Operating Partnership's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

THE PROPERTIES

     As of August 4, 1998, the Operating Partnership owned or had interests in a portfolio of 568 Properties located in 35 states containing 158,711 apartment units with the largest having 1,420 units and the smallest having 40 units. The average number of units per Property was approximately 279. The units are typically contained in a series of two-story buildings. As of August 4, 1998, the Properties had an average occupancy rate of approximately 96%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.

     The following chart sets forth certain information regarding the Properties on a state-by-state basis.

                              PROPERTIES BY STATE
                             (AS OF AUGUST 4, 1998)


                       NUMBER OF                                 % OF UNITS IN
 STATE                 PROPERTIES       NUMBER OF UNITS            PORTFOLIO
 -----                 ----------       ---------------          -------------
 Alabama                     3                   814                  0.513%

 Arizona                    74                21,802                 13.737%

 Arkansas                    4                 1,039                  0.655%

 California                 67                17,431                 10.983%

 Colorado                   30                 7,880                  4.965%

 Connecticut                 3                   563                  0.355%

 Florida                    41                11,072                  6.976%

 Georgia                    27                 8,119                  5.116%

 Idaho                       1                   120                  0.076%

 Illinois                    7                 3,322                  2.093%

 Indiana                     1                   320                  0.202%

 Iowa                        2                   386                  0.243%

 Kansas                      6                 2,392                  1.507%

 Kentucky                    8                 2,169                  1.367%

 Maine                       5                   672                  0.423%

 Maryland                   16                 3,977                  2.506%

 Massachusetts               6                 1,520                  0.958%

 Michigan                   11                 4,084                  2.573%

 Minnesota                  17                 3,731                  2.351%

 Missouri                    7                 1,576                  0.993%

 Nevada                     13                 4,035                  2.542%

 New Hampshire               1                   390                  0.246%

 New Jersey                  3                 1,388                  0.875%

 New Mexico                  4                 1,073                  0.676%

 North Carolina             21                 5,636                  3.551%

 Ohio                        6                 2,683                  1.690%

 Oklahoma                   14                 3,981                  2.508%

 Oregon                     11                 3,448                  2.173%

 South Carolina              6                 1,045                  0.658%

 Tennessee                  15                 4,232                  2.666%

 Texas                      70                21,054                 13.266%

 Utah                        4                 1,426                  0.898%

 Virginia                   10                 3,133                  1.974%

 Washington                 50                10,917                  6.879%

 Wisconsin                   4                 1,281                  0.806%
                           ---               -------                -------
      TOTAL                568 (1)           158,711                100.000%
                           ---               -------                -------
                           ---               -------                -------

_________________________

(1) The Operating Partnership's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

     For additional information with respect to the Properties, see the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997, and its Quarterly Reports on Form 10-Q for the three- and six-month periods ended March 31, 1998 and June 30, 1998, respectively, which reports are incorporated by reference into the accompanying Prospectus.

                    SELECTED FINANCIAL AND OPERATING INFORMATION


     The following table sets forth selected financial and operating information on a historical basis for the Operating Partnership. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997, the Operating Partnership's Quarterly Report on Form 10-Q for the six-month period ended June 30, 1998, and the Current Reports on Form 8-K dated June 25, 1998 and July 23, 1998, which documents are incorporated by reference into the accompanying Prospectus. In the opinion of management, the operating data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                         ERP OPERATING LIMITED PARTNERSHIP
                   CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
          (AMOUNTS IN THOUSANDS EXCEPT PER PARTNERSHIP INTEREST/UNIT DATA)



                                                SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                                ------------------------      ----------------------------------------------------
                                                  1998            1997          1997          1996           1995           1994
                                                  ----            ----          ----          ----           ----           ----
 OPERATING DATA:

 REVENUES
   Rental income                                 $571,370       $290,799      $707,733      $454,412       $373,919       $220,727
   Fee and asset management                         2,790          3,110         5,697         6,749          7,030          4,739
   Interest income-investment
     in mortgage notes                             10,221          8,011        20,366        12,819          4,862              -
   Interest and other income                        9,010          4,404        13,525         4,405          4,573          5,568
                                                 --------       --------      --------      --------       --------       --------
     Total revenues                               593,391        306,324       747,321       478,385        390,384        231,034
                                                 --------       --------      --------      --------       --------       --------

 EXPENSES
   Property and maintenance                       137,910         70,760       176,075       127,172        112,186         66,534
   Real estate taxes and insurance                 56,484         29,667        69,520        44,128         37,002         23,028
   Property management                             25,110         11,819        26,793        17,512        15,213          10,249
   Property management-non-recurring                    -              -             -             -              -            879
   Fee and asset management                         2,240          1,569         3,364         3,837          3,887          2,056
   Depreciation                                   131,910         62,775       156,644        93,253         72,410         37,273
   Interest:
      Expense incurred                            105,651         50,924       121,324        81,351         78,375         37,044
      Amortization of  deferred
      financing costs                               1,275          1,220         2,523         4,242          3,444          1,930
   General and administrative                      10,271          6,206        15,064         9,857          8,129          6,053
                                                 --------       --------      --------      --------       --------       --------
      Total expenses                              470,851        234,940       571,307       381,352        330,646        185,046
                                                 --------       --------      --------      --------       --------       --------

 Income before gain on disposition of
   properties and extraordinary items             122,540         71,384       176,014        97,033         59,738         45,988
 Gain on disposition of  properties                11,092          3,632        13,838        22,402         21,617              -
                                                 --------       --------      --------      --------       --------       --------

 Income before extraordinary items                133,632         75,016       189,852       119,435         81,355         45,988
   Extraordinary items:
   Write-off of unamortized costs
      on refinanced debt                                -              -             -       (3,512)              -              -
   Gain on early extinguishment
     of debt                                            -              -             -             -          2,000              -
                                                 --------       --------      --------      --------       --------       --------
 Net income                                      $133,632       $ 75,016      $189,852      $115,923       $ 83,355       $ 45,988
                                                 --------       --------      --------      --------       --------       --------
                                                 --------       --------      --------      --------       --------       --------
 Net income per weighted average
  partnership interest outstanding               $   0.86       $   0.86      $   1.79      $   1.70       $   1.68       $   1.34
                                                 --------       --------      --------      --------       --------       --------
                                                 --------       --------      --------      --------       --------       --------

 Weighted average partnership
    interests outstanding                         105,077         62,786        73,182        51,108         42,749         34,150
                                                 --------       --------      --------      --------       --------       --------
                                                 --------       --------      --------      --------       --------       --------

 Net income per weighted average
 partnership interest outstanding-               $   0.85       $   0.85      $   1.76      $   1.69       $   1.67       $   1.34
 assuming dilution
                                                 --------       --------      --------      --------       --------       --------
                                                 --------       --------      --------      --------       --------       --------



                                                SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                                ------------------------      ----------------------------------------------------
                                                  1998            1997          1997          1996           1995           1994
                                                  ----            ----          ----          ----           ----           ----
BALANCE SHEET DATA:
   Real estate, before accumulated
     Depreciation                              $7,968,121     $4,482,434   $ 7,121,435    $2,983,510   $ 2,188,939      $1,963,476
   Real estate, after accumulated
     Depreciation                              $7,394,762     $4,124,835   $ 6,676,673    $2,681,998   $ 1,970,600      $1,770,735
   Total assets                                $8,000,039     $4,738,734   $ 7,094,631    $2,986,127   $ 2,141,260      $1,847,685
   Total debt                                  $3,378,860     $1,758,388   $ 2,948,323    $1,254,274   $ 1,002,219      $  994,746
   9 3/8% Series A Cumulative
     Redeemable Preference Units               $  153,000     $  153,000   $   153,000    $  153,000   $   153,000      $        -
   9 1/8% Series B Cumulative
     Redeemable Preference Units               $  125,000     $  125,000   $   125,000    $  125,000   $   125,000      $        -
   9 1/8% Series C Cumulative
     Redeemable Preference Units               $  115,000     $  115,000   $   115,000    $  115,000   $         -      $        -
   8.60% Series D Cumulative
     Redeemable Preference Units               $  175,000     $  175,000   $   175,000    $        -   $         -      $        -
   Series E Cumulative
     Convertible Preference Units              $   99,950     $   99,995   $    99,963    $        -   $         -      $        -
   9.65% Series F Cumulative
     Redeemable Preference Units               $   57,500     $   57,500   $    57,500    $        -   $         -      $        -
   7 1/4% Series G Convertible
     Cumulative Preference Units               $  316,250     $        -   $   316,250    $        -   $         -      $        -
   Partners' capital                           $3,300,072     $2,116,411   $ 2,921,682    $1,216,467   $   750,902      $  761,373

                              DESCRIPTION OF THE NOTES

GENERAL

  The Notes constitute a separate series of securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, dated as of October 1, 1994 (the "Indenture") between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus and to the Notes to be issued thereunder and to the Remarketing Agreement and the Remarketing Underwriting Agreement (the forms of which will be filed, pursuant to a Current Report on Form 8-K, as exhibits to the Registration Statement of which this Prospectus forms a part). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus or the Indenture, as the case may be.

     The Notes will be limited to $150,000,000 in aggregate
principal amount and will mature, unless previously redeemed, on August     ,
2003. The Notes will be direct, unsecured obligations of the Operating Partnership and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific Property which secures such lender's mortgage. As of June 30, 1998, such mortgages aggregated approximately $1.8 billion. As of June 30, 1998, the outstanding indebtedness of the Operating Partnership with which the Notes will rank equally was approximately $1.4 billion (net of a $4.1 million discount and including a $7.4 million premium). As of June 30, 1998, the Operating Partnership's total debt was approximately $3.4 billion, and on a pro forma basis giving effect to this Offering, the total outstanding indebtedness of the Operating Partnership was approximately $3.5 billion. Subject to certain limitations set forth in the Indenture, and as described under "Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Indebtedness" and "--Additional Covenants and/or Modifications to the Covenants Described Above" in the accompanying Prospectus, the Indenture permits the Operating Partnership to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered, book-entry form. See "--Book-Entry System" below.

     The Notes will not be subject to a sinking fund.

CERTAIN COVENANTS

     Reference is made to the sections entitled "Description of Debt Securities -- Certain Covenants" and "-- Additional Covenants and/or Modifications to the Covenants Described Above" in the accompanying Prospectus for a description of the covenants applicable to the Notes. Compliance with such covenants with respect to the Notes generally may not be waived by the Board of Trustees of the Company, as general partner of the Operating Partnership, or the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes of such series consent to such waiver.

FLOATING RATE MODE

     During the period from and including August    , 1998 to but excluding
August    , 1999 (the "Initial Spread Period"), interest on the Notes will be
payable quarterly in arrears, on November    , 1998, February    , 1999, May
 , 1999 and August    , 1999 (or, if not a Business Day (as defined below),
on the next succeeding Business Day (except as described below)), to the persons in whose names the Notes are registered at the close of business on the applicable record date (in the case of Notes in either the Floating Rate Mode or the Fixed Rate Mode, the 15th calendar day, whether or not a Business Day, next preceding the applicable Interest Payment Date) next preceding such Interest Payment Date. During the Initial Spread Period and any Subsequent Spread Period during which the Notes are in the Floating Rate Mode, the interest rate on the Notes will be reset quarterly and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR (as defined below) for the applicable Quarterly Period (as defined below), plus the applicable Spread (as defined below). Interest on the Notes will accrue from and including each Interest Payment Date (or in the case of the Initial Quarterly Period
(as defined below), August    , 1998) to but excluding the next succeeding
Interest Payment Date or maturity date, as the case may be. The Initial Quarterly Period will be the period
from and including August     , 1998 to but excluding the first Interest
Payment Date (November    , 1998) (the "Initial Quarterly Period").
Thereafter, each Quarterly Period during the Initial Spread Period or any Subsequent Spread Period (as defined below) (each, a "Quarterly Period") will be from and including the most recent Interest Payment Date to which interest has been paid to but excluding the next Interest Payment Date; the first day of a Quarterly Period is referred to herein as an "Interest Reset Date."

     The Spread applicable during the Initial Spread Period will be       %
(the "Initial Spread"), and the interest rate mode used for the Initial Spread Period will be the Floating Rate Mode. Thus, the interest rate per annum during the Initial Quarterly Period will be equal to LIBOR, determined
as of August     , 1998, plus      %.  The interest rate per annum for each
succeeding Quarterly Period during the Initial Spread Period will equal LIBOR for such Quarterly Period plus the Initial Spread. Thereafter, the Spread will be determined in the manner described below for each subsequent Spread period from and including each Commencement Date to but excluding each next succeeding Commencement Date (a "Subsequent Spread Period"), which will be one or more periods of at least six months and not more than ten years (or any integral-multiple of six months therein), designated by the Operating
Partnership, commencing on a February    or August     (or as otherwise
specified by the Operating Partnership and the Remarketing Underwriter (as defined below) on the applicable Duration/Mode Determination Date (as defined below) in connection with the establishment of each Subsequent Spread Period), as applicable (a "Commencement Date"), through and including August
  , 2003 (no Subsequent Spread Period may end after August    , 2003).  The
first Commencement Date will be August     , 1999.

     If any Interest Payment Date (other than at maturity), redemption date, Interest Reset Date, Commencement Date or Tender Date (as defined below) would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, Interest Reset Date, Commencement Date or Tender Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date, redemption date, Interest Reset Date, Commencement Date or Tender Date shall be the next preceding Business Day.

     LIBOR applicable for a Quarterly Period will be determined by the Rate Agent (as defined under "--Tender at Option of Beneficial Owners" below) as of the second London Business Day (as defined below) preceding each Interest Reset Date (the "LIBOR Determination Date") in accordance with the following provisions:

          (i) LIBOR will be determined on the basis of the offered rates for three-month deposits in U.S. dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately
     11:00 a.m., London time, on such LIBOR Determination Date.  "Telerate
     Page 3750" means the display designated on page "3750" on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such LIBOR Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

          (ii) With respect to a LIBOR Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, the Rate Agent shall request the principal London offices of each of four major reference banks in the London interbank market selected by the Rate Agent to provide the Rate Agent with a quotation of the rate at which three-month deposits in U.S. dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such LIBOR Determination Date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of such quotations as calculated by the Rate Agent. If fewer than two quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date by three major banks in The City of New York selected by the Rate Agent (after consultation with the Operating Partnership) for loans in U.S. dollars to leading European banks, having a three-month maturity commencing on the second London Business Day immediately following such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Rate Agent are not quoting as mentioned in this sentence, LIBOR for such LIBOR Determination Date will be LIBOR determined with respect to the immediately preceding LIBOR Determination Date, or in the case of the first LIBOR Determination Date, LIBOR for the Initial Quarterly Period.

FIXED RATE MODE

     If the Notes are to be reset to the Fixed Rate Mode, as agreed to by the Operating Partnership and the Remarketing Underwriter on a Duration/Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined by 1:00 p.m., New York City time, on the third Business Day prior to the Commencement Date for such Subsequent Spread Period (the "Fixed Rate Determination Date"), in accordance with the following provisions: the Fixed Rate will be determined by adding (i) the applicable Spread (as agreed to by the Operating Partnership and the Remarketing Underwriter on the preceding Spread Determination Date (as defined below)) to (ii) the yield to maturity determined by 1:00 p.m., New York City time, on the Fixed Rate Determination Date (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security, selected by the Rate Agent after consultation with the Remarketing Underwriter, as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.

     Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable
semiannually in arrears on the Interest Payment Dates (February     and
August    , unless otherwise specified by the Operating Partnership and the
Remarketing Underwriter on the applicable Duration/Mode Determination Date) at the applicable Fixed Rate, as determined by the Operating Partnership and the Remarketing Underwriter on the Fixed Rate Determination Date, beginning on the Commencement Date and for the duration of the relevant Subsequent Spread Period. Interest on the Notes will accrue from and including each Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date, as the case may be. See "--Additional Terms of the Notes" below for other provisions applicable to Notes in the Fixed Rate Mode.

     If any Interest Payment Date or any redemption date in the Fixed Rate Mode falls on a day that is not a Business Day (in either case, other than any Interest Payment Date or redemption date that falls on a Commencement Date, in which case such date will be postponed to the next day that is a Business Day), the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.

ADDITIONAL TERMS OF THE NOTES

     The Spread that will be applicable during each Subsequent Spread Period will be the percentage (a) recommended by the Remarketing Underwriter (as defined under "--Tender at Option of Beneficial Owners" below) so as to result in a rate that, in the opinion of the Remarketing Underwriter, will enable tendered Notes to be remarketed by the Remarketing Underwriter at 100% of the principal amount thereof, as described under "--Tender at Option of Beneficial Owners" below, and (b) agreed to by the Operating Partnership. The interest rate mode during each Subsequent Spread Period shall be either the Floating Rate Mode or the Fixed Rate Mode, as determined by the Operating Partnership and the Remarketing Underwriter.

     If the maturity date for the Notes falls on a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date.

     Unless notice of redemption of the Notes as a whole has been given, the duration, redemption dates, redemption type (I.E., par, premium or make-whole), redemption prices (if applicable), Commencement Date, Interest Payment Dates, interest rate mode (I.E., Fixed Rate Mode or Floating Rate
Mode) and any other relevant terms for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the tenth Business Day prior to the Commencement Date of each Subsequent Spread Period (the "Duration/Mode Determination Date"). In addition, the Spread for each Subsequent Spread Period will be established by 1:00 p.m., New York City time, on the fifth Business Day prior to the Commencement Date of such Subsequent Spread Period (the "Spread Determination Date"). The Operating Partnership will request not less than five nor more than ten Business Days prior to any Spread Determination Date, that DTC notify its Participants (as defined below) of such Spread Determination Date and of the procedures that must be followed if any beneficial owner of a Note wishes to tender such Note as described under "--Tender at Option of Beneficial Owners" below. In the event that DTC or its nominee is no longer the holder of record of the Notes, the Operating Partnership will notify the holders of Notes of such information within such period of time. This will be the only notice given by the Operating Partnership or the Remarketing Underwriter with respect to such Spread Determination Date and procedures for tendering Notes. The term "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close and, in the case of Notes in the Floating Rate Mode, that is also a London Business Day. The term "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     In the event that the Operating Partnership and the Remarketing Underwriter do not agree on the Spread for any Subsequent Spread Period, then
(1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period will be the Alternate Spread (as defined below) and (4) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least five Business Days' notice given by no later than the fifth Business Day after the Spread Determination Date in the manner described under "--Redemption of the Notes" below, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that Notes may not be redeemed prior to the Tender Date or later than the last day of such one-year Subsequent Spread Period. The Alternate Spread will be the percentage equal to LIBOR (determined as described above) for the Quarterly Period beginning on the Commencement Date for such Subsequent Spread Period.

     All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

TENDER AT OPTION OF BENEFICIAL OWNERS

     In the event the Operating Partnership and the Remarketing Underwriter agree on the Spread on the Spread Determination Date with respect to any Subsequent Spread Period, the Operating Partnership and the Remarketing Underwriter will enter into a Remarketing Underwriting Agreement (the "Remarketing Underwriting Agreement") on such Spread Determination Date, under which the Remarketing Underwriter will agree, subject to the terms and conditions set forth therein, to purchase from tendering holders of Notes on the date immediately following the end of such Subsequent Spread Period (the "Tender Date") all Notes with respect to which the Remarketing Underwriter receives a Tender Notice as described below at 100% of the principal amount thereof (the "Purchase Price"). In such event (except as otherwise provided in the next succeeding paragraph), each beneficial owner of a Note may, at such owner's option, upon giving notice as provided below (the "Tender Notice"), tender such Note for purchase by the Remarketing Underwriter on the Tender Date at the Purchase Price. The Purchase Price will be paid by the Remarketing Underwriter in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds. Interest accrued on the Notes with respect to the preceding interest period will be paid by the Operating Partnership in the manner described under "--Book-Entry System" below and "--Additional Terms of the Notes" above. If such beneficial owner has an account at the Remarketing Underwriter and tenders such Note through such account, such beneficial owner will not be required to pay any fee or commission to the Remarketing Underwriter. If such Note is tendered through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Underwriter, such holder may be required to pay fees or commissions to such other institution. It is currently anticipated that Notes so purchased by the Remarketing Underwriter will be remarketed by it.

     The Tender Notice must be received by the Remarketing Underwriter during the period commencing at 3:00 p.m., New York City time, on the Spread Determination Date and ending at 12:00 noon, New York City time, on the second Business Day following such Spread Determination Date for such Subsequent Spread Period (the "Notice Date"). In order to ensure that a Tender Notice is received on a particular day, the beneficial owner of Notes must direct his broker or other designated Participant or Indirect Participant to give such Tender Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other Participants or Indirect Participants through which they own their interests in the Notes for the cut-off times for such brokers, other Participants or Indirect Participants. See "--Book-Entry System" below. Except as otherwise provided below, a Tender Notice shall be irrevocable. If a Tender Notice is not received for any reason by the Remarketing Underwriter with respect to any Note by 5:00 p.m., New York City time, on the Notice Date, the beneficial owner of such Note shall be deemed to have elected not to tender such Note for purchase by the Remarketing Underwriter.

     The Remarketing Underwriter will attempt, on a reasonable best efforts basis, to remarket the tendered Notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Underwriter will be able to remarket the entire principal amount of Notes tendered in a remarketing. The obligation of the Remarketing Underwriter to purchase Notes from tendering holders of Notes will be subject to several conditions precedent set forth in the Remarketing Underwriting Agreement that are customary in the Operating Partnership's public offerings, including a condition that no material adverse change in the condition of the Operating Partnership and its subsidiaries, taken as a whole, shall have occurred since the Spread Determination Date. In addition, the Remarketing Underwriting Agreement will provide for the termination thereof by the Remarketing Underwriter upon the occurrence of certain events that are also customary in the Operating Partnership's public securities offerings.
In the event that, due to such events with respect to any Subsequent Spread Period, the Remarketing Underwriter does not purchase on the relevant Tender Date all of the Notes for which a Tender Notice shall have been given, (1) all such Tender Notices will be null and void, (2) none of the Notes for which such Tender Notices shall have been given will be purchased by the Remarketing Underwriter on such Tender Date, (3) the Subsequent Spread Period will be one year, which Subsequent Spread Period shall be deemed to have commenced upon the applicable Commencement Date, (4) the Notes will be reset to the Floating Rate Mode, (5) the Spread for such Subsequent Spread Period will be the Alternate Spread and (6) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least ten Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date in the manner described under "--Redemption of the Notes" below, on the date set forth in such notice, which shall be no later than the last day of such one-year Subsequent Spread Period, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date.

     No beneficial owner of any Note shall have any rights or claims against the Operating Partnership or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except that such beneficial owner shall have the right to receive the Alternate Spread on such Notes from the Operating Partnership. The Operating Partnership will have no obligation under any circumstance to repurchase any Notes, except in the case of Notes called for redemption as described below.

     If the Remarketing Underwriter does not purchase all Notes tendered for purchase on any Tender Date, it will promptly notify the Operating Partnership and the Trustee. As soon as practicable after receipt of such notice, the Operating Partnership will cause a notice to be given to holders of Notes specifying (1) the one-year duration of the Subsequent Spread Period, (2) that the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period (which shall be the Alternate Spread) and (4) LIBOR for the initial Quarterly Period of such Subsequent Spread Period.

     The term "Remarketing Underwriter" means the nationally recognized broker-dealer selected by the Operating Partnership to act as Remarketing Underwriter. The term "Rate Agent" means the entity selected by the Operating Partnership as its agent to determine (i) LIBOR and the interest rate on the Notes for any Quarterly Period and/or (ii) the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate. Pursuant to the Remarketing Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as Remarketing Underwriter and Rate Agent. The Operating Partnership, in its sole discretion, may change the Remarketing Underwriter and the Rate Agent for any Subsequent Spread Period at any time on or prior to 3:00 p.m., New York City time, on the Duration/Mode Determination Date relating thereto.

     Each of the Rate Agent and the Remarketing Underwriter, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. Either of such parties may exercise any vote or join in any action which any beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. Either of such parties, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Operating Partnership as freely as if it did not act in any capacity under the Remarketing Agreement.

REDEMPTION OF THE NOTES

     The Notes may not be redeemed prior to August     , 1999.  On that date,
on each Commencement Date and on those Interest Payment Dates specified as redemption dates by the Operating Partnership on the Duration/Mode Determination Date in connection with any Subsequent Spread Period, the Notes may be redeemed, at the option of the Operating Partnership, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the tenth Business Day prior to the redemption date, in accordance with the redemption type selected on the Duration/Mode Determination Date.
In the event that less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected by such method as the Operating Partnership shall deem fair and appropriate. So long as the Global Note is held by DTC, the Operating Partnership will give notice to DTC, whose nominee is the record holder of all of the Notes, and DTC will determine the principal amount to be redeemed from the account of each Participant. A Participant may determine to redeem from some beneficial owners (which may include a Participant holding Notes for its own account) without redeeming from the accounts of other beneficial owners. The Notes are also subject to redemption as provided under " Tender at Option of Beneficial Owners" above.

     The redemption type to be chosen by the Operating Partnership and the Remarketing Underwriter on the Duration/Mode Determination Date may be one of the following as defined herein: (i) Par Redemption; (ii) Premium Redemption or (iii) Make-Whole Redemption. "Par Redemption" means redemption at a redemption price equal to 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date. "Premium Redemption" means redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date, as determined on the Duration/Mode Determination Date. "Make-Whole Redemption" means redemption at a redemption price equal to the sum of (A) the principal amount of the Notes being redeemed plus accrued interest thereof, if any, to the redemption date and (B) the Make-Whole Amount (as defined below) if any, with respect to such Notes.

     "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "REINVESTMENT RATE" means .25% plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "STATISTICAL RELEASE" means the statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Rate Agent, after consultation with the Operating Partnership.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Notes. Upon issuance, the Notes will be issued only in the form of Global Notes which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Notes may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in the Global Notes will be limited to persons that have accounts with DTC for the Global Notes ("Participants") or persons that may hold interests through Participants. Upon the issuance of the Global Notes, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes represented by the Global Notes beneficially owned by such Participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer, or pledge beneficial interests in the Global Notes.

     So long as DTC or its nominee is the registered owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the interests represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of holders or if an owner of a beneficial interest in the Global Notes desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests represented by the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of the Operating Partnership, the Trustee or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Notes, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Notes as shown on the records of DTC. The Operating Partnership also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If DTC, is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934, as amended, within 90 days, the Operating Partnership will issue the Notes in definitive form in exchange for the Global Notes. Any Notes issued in definitive form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in the Global Notes.

     DTC has advised the Operating Partnership of the following information regarding DTC: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either. directly or indirectly.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder ("Treasury Regulations"), and rulings and decisions now in effect, all of which are subject to change (prospectively or retroactively). The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers buying the Notes at the original offering price (except where otherwise specifically noted). It does not discuss any state, local or foreign tax consequences and does not discuss all aspects of Federal income taxation that might be relevant to a specific holder in light of its particular investment or tax circumstances.

     PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

     PAYMENTS OF INTEREST. The Notes should constitute "variable rate debt instruments" ("VRDI") and the interest payments received should be considered "qualified stated interest" under section 1.1275-5 of the Treasury Regulations. The interest received will thus be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received in accordance with the U.S. Holder's regular method of tax accounting.

     DISPOSITION OF A NOTE. Based on the foregoing treatment, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note is generally equal to such U.S. Holder's initial investment in such Note. Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the Notes have been held for more than one year prior to the date of disposition. Tax rates on capital gains received by individual U.S. Holders vary depending on each U.S. Holder's income and holding period for the Notes. U.S. Holders who are individuals should contact their own tax advisors for more information or for the capital gains rate applicable to a specific Note. The deduction of capital losses is subject to certain limitations.

     OTHER POSSIBLE TREATMENT OF THE NOTES. While the Operating Partnership intends to treat the Notes as VRDIs issued without original issue discount ("OID"), it is possible that the Internal Revenue Service ("IRS") will take the position that the Notes are either (i) VRDIs issued with OID, or (ii) contingent payment debt instruments. In the event the IRS were successful in either assertion, holders of Notes could experience U.S. Federal income tax consequences significantly different from those discussed herein.
Prospective purchasers of Notes are urged to consult their tax advisors as to the potential application of, and the consequences of applying, the regulations governing VRDIs issued with OID and contingent payment obligations.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to Federal income taxes on payment of principal, premium (if any) or interest of a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater partner of the Operating Partnership, a controlled foreign corporation related to the Operating Partnership or a bank receiving interest described in section 881(c)(3)(A) of the

Code, and provided that the interest is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     If a non-U.S. Holder is engaged in a trade or business in the United States and interest or gain on the Note is effectively connected with the conduct of such trade or business, such holder, although exempt from U.S. Federal withholding tax as discussed above (or by reason of the delivery of a properly completed Form 4224), is subject to U.S. Federal income tax on such interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater partner of the Operating Partnership or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would normally be made on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's Federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

     On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The IRS has announced that the New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999 will remain valid until the earlier of December 31, 2000 or the expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in circumstances of the person whose name is on such certificate).
Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                    UNDERWRITING


     Subject to the terms and conditions set forth in the Terms Agreement,
dated August    , 1998, incorporating by reference the related Purchase
Agreement, dated August    , 1998 (collectively, the "Purchase Agreement"),
the Operating Partnership has agreed to sell to each of the Underwriters named below, and each of the Underwriters named below has severally agreed to
purchase from the Operating Partnership, at a price equal to    % of the
principal amount thereof, the respective principal amount of Notes set forth opposite its name below.


                                                 PRINCIPAL AMOUNT
                   UNDERWRITERS                      OF NOTES
                   ------------                      --------

         Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................
         Goldman, Sachs & Co.......................

                                                     ____________
                    TOTAL                            $150,000,000
                                                     ------------
                                                     ------------

     The Underwriters have advised the Operating Partnership that the Underwriters propose to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices determined at the time of sale. The Underwriters may effect such transactions by selling Notes to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Notes by them may be deemed to be underwriting compensation.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations, but are not obligated to do so
and may discontinue market making at any time without notice.   No assurance
can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the offering, I.E., if they sell more of the Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchasers of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Operating Partnership nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.
In addition, neither the Operating Partnership nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Operating Partnership has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters from time to time provides investment banking and financial advisory services to the Company and other entities owned or controlled by Mr. Zell, and affiliates of the Underwriters from time to time provide financing to such entities.

     The Operating Partnership has purchased, and may purchase in the future, multifamily properties from affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

PROSPECTUS

                                 $1,275,000,000

                       ERP OPERATING LIMITED PARTNERSHIP

                                DEBT SECURITIES

                                ---------------

     ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"), may from time to time offer in one or more series its unsecured senior debt securities (the "Debt Securities"), in an aggregate principal amount of up to $1,275,000,000, on terms to be determined at the time of offering. The Debt Securities may be offered by the Operating Partnership in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holders of such Debt Securities, terms for sinking fund payments, covenants and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

     The Debt Securities may be offered directly, through agents designated from time to time by the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth or will be calculable from the information set forth in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

                                ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
                 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                    THE DATE OF THIS PROSPECTUS IS APRIL 6, 1998.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus and the documents incorporated by reference herein and any accompanying Prospectus Supplement, including those set forth in "Use of Proceeds" herein and "Risk Factors" incorporated by reference from the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forwarding-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily properties, availability and credit worthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements.

                              AVAILABLE INFORMATION

     The Operating Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (defined below), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Operating Partnership with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, including the Operating Partnership, that file electronically with the Commission.

     The Operating Partnership has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. For further information with respect to the Operating Partnership and the Debt Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Operating Partnership and the Debt Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or from the Commission's Web site.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Operating Partnership under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997.

     b. The Operating Partnership's Current Reports on Form 8-K dated May 20, 1997, May 30, 1997, August 15, 1997, September 10, 1997, September 17,
          1997 and October 9, 1997, and the Operating Partnership's Current Report on Form 8-K/A dated October 9, 1997.

     c. The Operating Partnership's Fourth Amended and Restated ERP Operating Limited Partnership Agreement of Limited Partnership, filed as Exhibit
          10.1 to the Operating Partnership's Quarterly Report on Form 10-Q for period ended September 30, 1995, and the Operating Partnership's Amendment to Fourth Amended and Restated Agreement of Limited Partnership, filed as Exhibit 4.2 to the Operating Partnership's Current Report on Form 8-K dated December 23, 1997.

     d. The Operating Partnership's Prospectus/Information Statement dated November 24, 1997.

     All documents filed by the Operating Partnership pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to ERP Operating Limited Partnership, c/o Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number: (312) 474-1300).

     AS USED HEREIN, THE "OPERATING PARTNERSHIP" SHALL BE DEEMED TO MEAN THE OPERATING PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY IT ON A CONSOLIDATED BASIS, UNLESS THE CONTEXT INDICATES OTHERWISE. AS USED HEREIN, THE TERM "COMPANY" INCLUDES EQUITY RESIDENTIAL PROPERTIES TRUST ("EQR") AND THOSE ENTITIES OWNED OR CONTROLLED BY IT AS THE SURVIVOR OF THE MERGERS BETWEEN EQR AND EACH OF WELLSFORD RESIDENTIAL PROPERTY TRUST ("WELLSFORD") AND EVANS WITHYCOMBE RESIDENTIAL, INC. ("EWR") AND EACH OF EQR, WELLSFORD AND EWR AS PREDECESSORS TO THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

                             THE OPERATING PARTNERSHIP

GENERAL

     The Debt Securities offered hereby are being issued by the Operating Partnership which is managed by EQR, its general partner. The Company, one of the largest publicly traded real estate investment trusts ("REITs") (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. EQR was organized as a Maryland real estate investment trust in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of EQR. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969.
In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax-free merger of the Company and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax-free merger of EWR and the Company. The Company's senior executives average over 24 years of experience in the multifamily property business.

     All of the Company's interests in its multifamily properties (the "Properties") are held or controlled directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership.

     The Operating Partnership currently has eight classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either common shares of beneficial interest of the Company, $.01 par value per share ("Common Shares"), on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Series A Cumulative Redeemable Preference Units ("9 3/8% Series A Preference Units"); (iii) 9 1/8% Series B Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"); (v) 8.60% Series D Cumulative Redeemable Preference Units ("8.60% Series D Preference Units"); (vi) Series E Cumulative Convertible Preference Units ("Series E Preference Units"), (vii) 9.65% Series F Cumulative Redeemable Preference Units ("9.65% Series F Preference Units") and (viii) 7 1/4% Series G Convertible Cumulative Preference Units ("7 1/4% Series G Preference Units").
 The 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units (collectively, the "Outstanding Preference Units") are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series C Preferred Shares"), the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series D Preferred Shares"), the Company's Series E Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series E Preferred Shares"), the Company's 9.65% Series F Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series F Preferred Shares"), and the Company's 7 1/4% Series G Convertible Cumulative Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series G Preferred Shares" and, collectively with the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, the "Outstanding Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of March 31, 1998, owned approximately 91% of all of the Operating Partnership's outstanding partnership interests, excluding the Outstanding Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

     The Operating Partnership's and the Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Operating Partnership has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Federal Way and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and

Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City; Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

THE OPERATING SUBSIDIARIES

     Essentially all operations of the Company are conducted directly or indirectly by the Operating Partnership and those entities owned or controlled by the Operating Partnership (collectively, the "Subsidiaries"), so that, among other things, the Company is able to comply with certain technical and complex requirements under the federal tax law relating to the assets and income that a REIT may hold or earn. In this regard, the Company has established: (i) the Operating Partnership which benefited those entities that contributed certain of the 69 Properties acquired by the Operating Partnership in connection with the IPO in exchange for OP Units by allowing them to partially defer certain tax consequences and which will allow the Operating Partnership to acquire additional multifamily properties in transactions that may defer some or all of the sellers' tax consequences,
(ii) Equity Residential Properties Management Corp., Equity Residential Properties Management Corp. II, Equity Residential Properties Management Corp. III, Wellsford Holly Management, Inc. and Evans Withycombe Management, Inc. (collectively, the "Management Corps") and Equity Residential Properties Management Limited Partnership and Equity Residential Properties Management Limited Partnership II (collectively, the "Management Partnerships") provide management services because the income from such operations might jeopardize the Company's REIT status if such services were provided directly by the Company or the Operating Partnership to third parties, and (iii) a series of limited partnerships and limited liability companies which own the beneficial interest of certain of the Properties which are encumbered by mortgage financing. The Operating Partnership and its Subsidiaries perform substantially all ownership and management functions with respect to the Properties.

                                  USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the Operating Partnership intends to use the proceeds from the sale of the Debt Securities for general purposes including, without limitation, the acquisition of multifamily properties and the repayment of debt.

                    RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERENCE UNIT DISTRIBUTIONS

     The following table sets forth the Operating Partnership's ratios of earnings to combined fixed charges and preference unit distributions for the periods shown.

                       For the Years Ended December 31,
-----------------------------------------------------------------------------
 1997           1996           1995           1994           1993       1992
 ----           ----           ----           ----           ----       ----
 1.64           1.59           1.54           2.18           1.25       .91


     Ratio of earnings to combined fixed charges and preference unit distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to minority interests plus fixed charges (principally interest expense incurred) to fixed charges and preference unit distributions.

     The reorganization and recapitalization of the Company and the Operating Partnership effected in connection with the IPO in 1993 permitted the Company and the Operating Partnership to significantly deleverage the Properties resulting in an improved ratio of earnings to combined fixed charges and preference unit distributions for periods subsequent to the IPO.

                           DESCRIPTION OF DEBT SECURITIES


     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be issued under an Indenture dated as of October 1, 1994, as amended or supplemented from time to time (the "Indenture"), between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee at 14 Wall Street, Eighth Floor, New York, New York or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Unless otherwise specified in the applicable Prospectus Supplement, the Company has no obligation for payment of principal of or interest on the Debt Securities. The Debt Securities may be issued in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company, as general partner of the Operating Partnership, or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including without limitation:

     (1)    the title of such Debt Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

     (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (7) the place or places where (i) the principal of (and premium and Make-Whole Amounts (as defined below), if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for conversion or registration of transfer or exchange and (iii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

     (8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

     (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities at the option of a Holder thereof, and the period or periods within which, the price or prices as to which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

     (10) if other than United States dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (11) whether the amount of payments of principal (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     (12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants, set forth in the Indenture;

     (13) whether such Debt Securities will be issued in certificated or book-entry form;

     (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

     (15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

     (16) whether and under what circumstances the Operating Partnership will pay Additional Amounts as contemplated in the Indenture in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

     (17) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth below under "Certain Covenants - Limitations on Incurrence of Debt," the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership or in the event of a change of control. However, restrictions on ownership and transfers of the Company's Common Shares and preferred shares of beneficial interest are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Registered Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 14 Wall Street, Eighth Floor, New York, New York; provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;
(ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into any other entity, provided that (i) the Operating Partnership shall be the continuing entity, or the successor entity shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume payment of the principal of and premium (if any) and any interest (including all Additional Amounts, if any, payable pursuant to Section 1012) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture, (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership, or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an officer's certificate of the Company as general partner of the Operating Partnership and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of its Subsidiaries, (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment of the Debt Securities, if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt (such increase together with the Company's Total Assets shall be referred to as the "Adjusted Total Assets") (Section 1004).

     In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not and will not permit any Subsidiary to incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Maximum Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period; and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

     In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Adjusted Total Assets (Section 1004).

     Notwithstanding the limitation set forth in the preceding paragraph, the Indenture provides that the Operating Partnership and its Subsidiaries may incur Secured Debt, provided that such Secured Debt is incurred under the Acquisition Lines of Credit, and provided further that after the increase of such Secured Debt under the Acquisition Lines of Credit, the aggregate principal amount of all outstanding Secured Debt, including debt under the Acquisition Lines of Credit of the Operating Partnership or any Subsidiary does not exceed 45% of the Adjusted Total Assets; provided, however, that the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis may exceed 40% of the Adjusted Total Assets for not more than 270 days of any consecutive 360 day period.

     For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

     RESTRICTIONS ON DISTRIBUTIONS. The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership's capital for the purpose of acquiring interests in real property or otherwise) if, immediately after such distribution the aggregate of all such distributions made since March 31, 1993 shall exceed Funds from Operations of the Operating Partnership and its Subsidiaries from March 31, 1993 until the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to such distribution; provided, however, that the foregoing limitation shall not apply to any distribution which is necessary to maintain the Company's status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), if the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets (Section 1005).

     Notwithstanding the foregoing, the Operating Partnership will not be prohibited from making the payment of any distribution within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph (Section
1005).

     EXISTENCE. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership, and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

     MAINTENANCE OF PROPERTIES. The Operating Partnership will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1007).

     INSURANCE. The Operating Partnership will and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then fully insurable value with financially sound and reputable insurance companies (Section 1008).

     PAYMENT OF TAXES AND OTHER CLAIMS. The Operating Partnership will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Operating Partnership or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

     PROVISION OF FINANCIAL INFORMATION. The Holders of the Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act, the Operating Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

     In addition to the covenants described in the section entitled "Certain Covenants - Limitations on Incurrence of Debt" above, the Operating Partnership is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership. As of December 31, 1997, the Operating Partnership's Total Unencumbered Assets were equal to approximately 347% of the aggregate outstanding amount of the Unsecured Debt of the Operating Partnership.

     Any additional covenants and/or modifications to the covenants described above with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

As used herein,

     "ACQUISITION LINES OF CREDIT" means, collectively, any secured lines of credit of the Operating Partnership and its Subsidiaries, the proceeds of which shall be used to, among other things, acquire interests, directly or indirectly, in real estate.

     "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Operating Partnership and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties, (e) depreciation and amortization, (f) the effect of any non-cash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges.

     "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "DEBT" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected on the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness incurred under (i) through
(iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof).

     "FUNDS FROM OPERATIONS" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

     "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "MAXIMUM ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is payable in any 12 month period for interest on Debt.

     "REINVESTMENT RATE" means .25% (one-fourth of one percent) plus the arithmetic means of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "SIGNIFICANT SUBSIDIARY" means any Subsidiary which is a "Significant Subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Operating Partnership.

     "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

     "SUBSIDIARY" means a corporation, a limited liability company or a partnership a majority of the outstanding voting stock, limited liability company or partnership interests, as the case may be, of which is owned, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, managing members or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "TOTAL ASSETS" as of any date means the sum of (i) the Operating Partnership's and its Subsidiaries' Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

     "TOTAL UNENCUMBERED ASSETS" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

     "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles.

     "UNSECURED DEBT" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the Properties.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to the Debt Securities issued thereunder: (i) default for 30 days in the payment of any interest on any Debt Security of such series; (ii) default in the payment of the principal of (or premium, if any,) on any Debt Security of such series at its maturity; (iii) default in the performance, or breach, of any other covenant or warranty of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (iv) an event of default under any Debt, as defined in any indenture or instrument evidencing such Debt, whether such indebtedness now exists or shall hereinafter be created, the repayment of which the Operating Partnership is directly responsible or liable as obligor or guarantor on a full recourse basis, for outstanding indebtedness for borrowed money in, or a guarantee for, a principal amount in excess of $10,000,000, shall happen and be continuing and such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable or the Operating Partnership shall default in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $10,000,000, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled; and (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership, any Significant Subsidiary or any of their property and any other Event of Default (Section 501).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) and premium (if any) on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of and premium (if any) and interest on the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may
be), plus certain fees, expenses, disbursements and advances of the Trustee and (ii) all Events of Default, other than the non-payment of accelerated principal or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may
be) have been cured or waived as provided in the Indenture (Section 502).
The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of and premium (if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture, unless such default shall have been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of and premium (if any) or interest on any Debt Security) if and so long as the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of and premium (if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section
512).

     Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company as to such officer's knowledge of the Operating Partnership's compliance with all conditions and covenants under the Indenture, and, in the event of any noncompliance, specifying each such noncompliance and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities of each series issued under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of and premium (if any) or interest on, any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or premium payable upon the redemption of any such Debt Security; (iii) change the Place of Payment, or the currency, for payment of principal of any Debt Security or any premium or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or
(vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security or (vii) adversely modify or affect (in any manner adverse to the Holders) the terms and conditions of the obligations of the Operating Partnership in respect of the due and punctual payment of the principal of and premium (if any), or interest on the Debt Securities (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby have the right to waive compliance by the Operating Partnership with certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture may be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holders of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the modification or amendment which is entitled to the benefit of such provision; (v) to secure the Debt Securities; (vi) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (vii) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under the Indenture in any material respect; or (viii) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, Debt Securities owned by the Operating Partnership, or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership, Company or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Operating Partnership or by the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, or in any such case, upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or presenting a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities in respect of principal and premium (if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 1401).

     The Indenture provides that, if the provisions of Article Fourteen of the Indenture are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (ii) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1010, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in cash or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and premium (if any) and interest on such Debt Securities on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Operating Partnership has delivered to the applicable Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which are not callable or redeemable at the option or the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities, and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iii) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1010, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities), the amount of Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating

Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

REDEMPTION OF SECURITIES

     The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

     If the Operating Partnership elects to redeem Debt Securities, it will notify the Trustee at lease 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed PRO RATA, by lot or in such manner as it shall deem fair and appropriate.

BOOK ENTRY REGISTRATION

     If the applicable Prospectus Supplement so indicates, the Debt Securities will be represented by one or more certificates (the "Global Notes"). The Global Notes representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or other successor depository appointed by the Operating Partnership (DTC or such other depository is herein referred to as the "Depository") and registered in the name of the Depository or its nominee. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (i) by DTC for the Global Note to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     DTC currently limits the maximum denomination of any single Global Note to $150,000,000. Therefore, for purposes hereof, "Global Note" refers to the Global Note or Global Notes representing the entire issue of Debt Securities of a particular series.

     Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for the Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by the Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer, or pledge beneficial interests in the Global Note.

     So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Debt Securities represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Operating

Partnership understands that under existing industry practices, if the Operating Partnership requests any action of holders or if an owner of a beneficial interest in the Global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on Debt Securities represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Operating Partnership, the Trustee, or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practices, as is not the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository for the Debt Securities and the Operating Partnership fails to appoint a successor Depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Debt Securities in definitive form in exchange for the Global Note. Any Debt Securities issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

     DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT

     Unless the applicable Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all payments of principal and interest on the Debt Securities will be made by the Operating Partnership in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in DTC's Same-Day Funds Settlement System until maturity or until the Debt Securities are issued in certificated form, and secondary market trading activity in such Debt Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

                             PLAN OF DISTRIBUTION

     The Operating Partnership may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Operating Partnership may, from time to time, authorize underwriters acting as the Operating Partnership's agents to offer and sell the Debt Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters may be deemed to have received compensation from the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Operating Partnership to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Operating Partnership will authorize underwriters or other persons acting as the Operating Partnership's agents to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Operating Partnership. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Operating Partnership shall have sold to such underwriters, the total principal amount of the Debt Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for the Operating Partnership and its Subsidiaries in the ordinary course of business.

                                   EXPERTS

     The consolidated financial statements of the Operating Partnership appearing in the Operating Partnership's 1997 Annual Report (Form 10-K) for the years ended December 31, 1997 and 1996; the consolidated financial statements of Evans Withycombe Residential, L.P. appearing in the Operating Partnership's Current Report on Form 8-K, dated September 10,1997; the consolidated financial statements of Wellsford and its subsidiaries included in the Operating Partnership's Current Report on Form 8-K, dated May 30, 1997; and the Statements of Revenue and Certain Expenses of certain properties either acquired or expected to be acquired, appearing in the Operating Partnership's Current Reports on Forms 8-K or 8-K/A dated May 20, 1997, August 15, 1997, September 17, 1997 and October 9, 1997; have all been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Operating Partnership and its subsidiaries appearing in the Operating Partnership's 1997 Annual Report (Form 10-K) at December 31, 1995 and for the year then ended incorporated herein by reference have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing.

                                LEGAL MATTERS

     The legality of the Debt Securities offered hereby will be passed upon for the Operating Partnership by Rosenberg & Liebentritt, P.C., Chicago, Illinois, and, with respect to any underwritten offering of Debt Securities, certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P., Washington, D.C. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.

     Sheli Z. Rosenberg, a trustee of the Company, was a principal in the law firm of Rosenberg & Liebentritt, P.C. until September, 1997. The Company incurred legal fees to Rosenberg & Liebentritt, P.C. of approximately $1.4 million in 1997. Attorneys of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding Common Shares of the Company, either directly or upon the exercise of options.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
The Offering...................................        S-3
The Operating Partnership......................        S-4
Recent Developments............................        S-5
Use of Proceeds................................        S-7
Business and Properties........................        S-7
Selected Financial and Operating Information...       S-10
Description of the Notes.......................       S-12
Certain United States Federal Income Tax
  Considerations...............................       S-19
Underwriting...................................       S-22

                        PROSPECTUS
Special Note Regarding Forward-Looking
  Statements...................................          2
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Operating Partnership......................          4
Use of Proceeds................................          6
Ratios of Earnings to Combined Fixed Charges
  and Preference Unit Distributions............          6
Description of Debt Securities.................          7
Plan of Distribution...........................         19
Experts........................................         20
Legal Matters..................................         20

                                  $150,000,000

                                 ERP OPERATING
                              LIMITED PARTNERSHIP

                           REMARKETED RESET NOTES DUE
                                AUGUST   , 2003

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                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.

                                AUGUST   , 1998

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